PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to 424(b)(2)
(To Prospectus dated June 4, 2008)	Registration No. 333-150579
OceanFreight Inc.
Up to $147,885,850 of Common Shares
     We have entered into a Standby Equity Purchase Agreement, or the Purchase Agreement, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147,885,850 of our common shares, par value $0.01 per share, offered by this prospectus supplement and the accompanying prospectus dated June 4, 2008. The Company previously filed a prospectus supplement pursuant to Rule 424(b), dated June 19, 2008, or the June 19, 2008 Prospectus Supplement, relating to the offer and sale of up to 4,000,000 common shares. In the fourth quarter of 2008, the Company completed the issuance and sale of a total of 4,000,000 common shares pursuant to the June 19, 2008 Prospectus Supplement, the net proceeds of which were $50.9 million after deducting expenses of the offering.
     In accordance with the terms of the Purchase Agreement, we may offer and sell our common shares at any time and from time to time to YA Global; however, we are under no obligation to sell any shares pursuant to the Purchase Agreement. We have been advised by YA Global that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers’ transactions on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from us based upon a daily dollar volume weighted averaged price for our common shares on The Nasdaq Global Market. YA Global will receive a discount equal to 1.5% of the daily dollar volume weighted averaged price on the day we sell shares to YA Global. In connection with the resale of the common shares, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global may be deemed to be underwriting commissions or discounts.
     DVB Capital Markets LLC will be entitled to receive compensation from us equal to 5.0% of the aggregate discount and fees paid to YA Global pursuant to our agreement with DVB Capital Markets LLC. Although DVB Capital Markets LLC, a member of the Financial Industry Regulatory Authority (FINRA), is not offering or selling common shares on our behalf pursuant to this prospectus supplement, the fee received by DVB Capital Markets LLC pursuant to the advisory agreement may be deemed by FINRA to be compensation received by a FINRA member in connection with the offering.
     See “Plan of Distribution” beginning on page 30 of the accompanying prospectus and on page S-5 of this prospectus supplement for information related to the types of offerings we may make and the expenses associated with such offerings.
     Our common shares are listed on The Nasdaq Global Market under the symbol “OCNF.” The last reported sale price of our common shares on The Nasdaq Global Market on January 29, 2009 was $3.83 per share.
     Investing in our common shares involves risks. See the risk factors beginning on page 6 of the accompanying prospectus, on page 8 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on January 30, 2009, and on page S-1 of this prospectus supplement, to read about the risks you should consider before purchasing our common shares.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
YA Global Master SPV Ltd.
The date of this prospectus supplement is January 30, 2009

RISK FACTORS
We may not be able to comply with the collateral maintenance coverage ratio covenants in our credit facilities, which may affect our ability to conduct our business if we are unable to obtain waivers or covenant modifications from our lenders.
     Our two credit facilities, with Nordea Bank Norge ASA and DVB Bank SE, respectively, require us to maintain a minimum ratio of the fair market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility (please see “Our Loan Agreement Covenants” on page 7 of our Report on Form 6-K filed on January 30, 2009). The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers.
     On January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility which became effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. Although we expect to be in compliance with the collateral maintenance coverage ratio covenants under our two credit facilities, in the future we may fall out of compliance if our vessel values experience further declines. If this were to occur, under the terms of our two credit facilities, our lenders could require us to post additional collateral or pay down our indebtedness to a level where we are in compliance with our loan covenants and, if we are unable to post this collateral, make these prepayments or obtain a waiver, our lenders could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements.
     If the current low charter rates in the drybulk market and the tanker market and low vessels values continue or decrease further, our ability to comply with various other covenants in our loan agreements may be adversely affected. In such event, we may have to seek additional covenant modifications or waivers. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.
     Furthermore, if the current low charter rates in the drybulk market and the tanker market continue or decrease further, we may have to record impairment adjustments to our financial statements (please see “Vessel Lives and Impairment” on page 16 of our Report on Form 6-K filed on January 30, 2009), which would adversely affect our financial results and further hinder our ability to raise capital. If we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings which could affect our ability to raise additional capital necessary to comply with our loan covenants.
We cannot assure you that we will be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with our loan covenants.
     We cannot give you any assurance what number of shares we will be able to sell of the $147,885,850 of our common shares we are offering in this prospectus supplement, or at what prices we will be able to sell our shares. Furthermore, even if we were to sell all the shares we are now offering at current market prices, we cannot assure you that the proceeds will be sufficient to satisfy our capital and operating needs and enable us to comply with our various debt covenants, if the current low charter rates in the drybulk and tanker markets continue. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
Investors may experience significant dilution as a result of this offering, future offerings or the settlement of the sellers’ credit in common shares.
     If we sell all $147,885,850 of our common shares offered pursuant to this prospectus supplement, at an average price equal to $3.83, which was the last reported sale price for our common shares on The Nasdaq Global Market on January 29, 2009, we will have approximately 57,156,986 million common shares outstanding, which represents an increase of 208% in our issued and outstanding common shares. Pursuant to the sellers’ credits aggregating $25 million with which we financed a portion of the acquisition cost for the M/T Tamara and the M/T Tigani in October 2008, the sellers of such vessels, which are interests associated with Mr. George Economou, can elect to receive payment for such credit in our common shares at any time, further increasing the number of outstanding shares. The number of common shares potentially issuable pursuant to the sellers’ credits is calculated based on the average closing price of our common shares on the Nasdaq Global Market for the five days before the election to receive payment in the form of common shares. There is no lower limit on the share price in such calculation and therefore no cap on the number of common shares potentially issuable pursuant to these sellers’ credits, with the number of shares issuable increasing with any decrease in our share price. Assuming that such average price equals $3.83, which was the last reported sale price for our common shares on The Nasdaq Global Market on January 29, 2009, and an election to receive payment in our common shares was made under both sellers’ credits, we would issue 6,527,415 common shares, representing an approximate 35.2% increase in our issued and outstanding common shares, and together with the 38,612,493 common shares offered pursuant to this prospectus supplement, based on this same assumed share price, a 243.4% increase in our issued and outstanding common shares.
     As our loan agreements contain provisions providing that a change-of-control will be deemed to have occurred if a person or entity, that was not a beneficial owner of our capital stock at the respective times of our entry into such agreements, becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in our company, such issuances of common shares could result in a change of control constituting an event of default under these loan agreements that entitles our lenders to declare all of our indebtedness thereunder immediately due and payable.
     Because the sales pursuant to this prospectus supplement will be made at market prices or prices related to such market prices, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares, or issue shares pursuant to the sellers’ credit, at prices significantly below the price at which they invested.
     In addition, we may have to attempt to sell additional shares in the future in order to satisfy our capital needs; however there can be no assurance that we will be able to do so. Lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates. If we are able to sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. Our existing shareholders will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders, including those who purchase shares in the offering pursuant to this prospectus supplement, invested.
Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels.
     We previously paid regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for dry-dockings and working capital, as determined by our board of directors. Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Furthermore, under the amendatory agreement to our Nordea credit facility, which matures in October 2015, we are prohibited from paying dividends. In the event that we are permitted to pay cash dividends under our Nordea credit facility, our new loan agreement with DVB Bank SE requires us to obtain DVB Bank SE’s consent for dividend payments in excess of 50% of our quarterly net profit. Accordingly, pursuant to the restrictions on dividend payments contained in our DVB credit facility, had it been in effect when we declared our dividend of $0.77 per share in respect of the third quarter of 2008, we would have been required to obtain the consent of our lender thereunder in order to pay a dividend above $0.31 per share, or reduce our dividend by 60.0%, on a per share basis, to $0.31 per share.
     If we sell all $147,885,850 of our common shares that we intend to offer pursuant to this prospectus supplement at an assumed offering price of $3.83, which was the last reported sale price for our common shares on The Nasdaq Global Market on January 29, 2009, it would represent a 208% increase in our issued and outstanding shares. Pursuant to the sellers’ credits aggregating $25 million with which we financed a portion of the acquisition cost for the M/T Tamara and the M/T Tigani in October 2008, the sellers of such vessels, which are interests associated with Mr. George Economou, can elect to receive payment for such credit in the form of our common shares at any time, further increasing the number of outstanding shares as described above. As a result of deteriorating market conditions and restrictions imposed by our lenders, including the prohibition on dividend payments set forth in the amendatory agreement to our Nordea credit facility, we will not reinstate the payment of dividends until our Nordea credit facility matures in October 2015 or the prohibition on our payment of dividends is removed from our amended Nordea credit facility agreement. If reinstated, it is likely that any dividend payments would be at reduced levels.
The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.
     The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.
     The market price of our common shares has recently dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on January 29, 2009 was $3.83 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.
     In addition, under the rules of The Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of recently deteriorating market conditions, under a rule change recently approved by the Securities and Exchange Commission, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through April 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time.
Future sales of shares by our major shareholder could cause the market price of our common shares to decline.
     On September 3, 2008, we filed a resale shelf registration statement on Form F-3, as amended on October 30, 2008, to register under the Securities Act 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited, and Seabert Shipping Co. This resale shelf registration statement has not yet been declared effective. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, our Chief Operating Officer. Companies controlled by Mr. Antonis Kandylidis beneficially own, in the aggregate, 2,080,000 common shares, which represents approximately 11.2% of our outstanding common shares as of January 30, 2009. These common shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common shares by these shareholders in the public markets could adversely affect the market price of our common shares. Under our loan agreements, the failure of our Chief Executive Officer, Mr. Antonis Kandylidis, to maintain his existing beneficial ownership in our company would violate an affirmative covenant. See our Report on Form 6-K filed on January 30, 2009 under the heading “Our Loan Agreement Covenants” for a summary of our loan agreement covenants.

USE OF PROCEEDS
We intend to use the proceeds of the sale of shares offered by this prospectus supplement first for the repayment of indebtedness, including repayment of the $25 million sellers’ credit due in connection with the acquisition of the M/T Tamara and M/T Tigani from interests associated with Mr. George Economou; with any remaining proceeds intended to be used for capital expenditures; working capital; to make vessel acquisitions if market conditions warrant; for general corporate purposes and, if needed, to enhance our liquidity and to assist us in complying with our loan covenants.

CAPITALIZATION
The following table sets forth our consolidated capitalization as of September 30, 2008:
•	on an actual basis;

•
on an adjusted basis to give effect to (i) the payment of the principal installments under our Nordea senior secured credit facility of $8.5 million on October 1, 2008 and $6.9 million on January 2, 2009; (ii) the sellers’ credit of $25 million in connection with the acquisition of our two tanker vessels as further discussed in Notes 4 and 13(i) to our September 30, 2008 interim consolidated unaudited financial statements contained in our Report on Form 6-K filed with the Securities and Exchange Commission on January 30, 2009; (iii) the aggregate payment of $13.3 million of dividends on November 6, 2008 ($0.77 per share); (iv) the net proceeds of $14.0 million, after deducting issuance costs of $0.2 million, from the sale, subsequent to September 30, 2008, of 2,122,000 common shares pursuant to the June 19, 2008 Prospectus Supplement; (v) the incurrence of $29.55 million of indebtedness under the secured credit facility that we entered into with DVB Bank SE on December 23, 2008, which we drew down in full on January 14, 2009; and (vi) the prepayment of $25 million pursuant to our amendatory agreement to our Nordea credit facility dated January 9, 2009, which we paid on January 23, 2009.

•
on a further adjusted basis giving effect to (a) the issuance and sale of $147,885,850 of our common shares pursuant to this prospectus supplement at a price equal to 98.5% of the dollar volume weighted averaged price on the day we sell shares, resulting in net proceeds of approximately $145.67 million and the estimated expenses of the issuance and distribution of the securities covered by this prospectus supplement of $0.35 million; and (b) the payment of the $25 million sellers’ credit from the proceeds of the sale of shares offered by this prospectus supplement.

	As of September 30, 2008
		As
		Adjusted	As Further
	Actual	(1)	Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$58,389	$26,195	$26,195
Long-term debt, net of current portion	258,111	279,424	279,424
Short-term unsecured sellers credit	—	25,000	—

Total debt	$316,500	$330,619	$305,619

Shareholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued	—	—	—
Common shares, $0.01 par value; 95,000,000 shares authorized, 16,422,493 shares issued and outstanding actual, 18,544,493 shares issued and outstanding as adjusted and 57,156,986 shares as further adjusted	164	185	572
Subordinated shares, $0.01 par value; 10,000,000 shares authorized, 0 shares issued and outstanding actual, as adjusted and as further adjusted	0	0	0

	As of September 30, 2008
		As
		Adjusted	As Further
	Actual	(1)	Adjusted (2)
	(in thousands of U.S. dollars)
Additional paid-in capital	257,863	271,818	416,754
Accumulated deficit	(208)	(13,481)	(13,481)

Total shareholders’ equity	257,819	258,522	403,845

Total capitalization	$574,319	$589,141	$709,464

(1)	There have been no material changes to our capitalization since September 30, 2008, as so adjusted.

(2)	Assumes a sales price of $3.83 per share, which was the last reported closing price of our common stock on January 29, 2009.

PLAN OF DISTRIBUTION
Standby Equity Purchase Agreement
     On January 30, 2009, we entered into what is sometimes termed an equity line of credit arrangement with YA Global. We entered into a Standby Equity Purchase Agreement, or Purchase Agreement, with YA Global, which provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $147,885,850 of our common shares over the approximately 24-month term of the Purchase Agreement. From time to time ending on February 1, 2011, and at our sole discretion, we may present YA Global with advance notices to purchase our common shares. YA Global will not be required to purchase more than that number of common shares equal to $1,000,000 divided by the “VWAP” of the common shares on the trading day immediately prior to the date of the advance notice of our common shares in any single advance, unless otherwise agreed to by us and YA Global. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP through its “Historical Price Table Screen (HP)” with Market: Weighted Ave function selected, or, if no dollar volume-weighted average price is reported for such security, then the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security.
     Once presented with an advance notice, on the next trading day YA Global is required to purchase the number of shares specified in the advance notice. Delivery of the shares against payment therefor in respect of each advance notice shall be settled on the third trading day following each sale pursuant to the Purchase Agreement, or on such earlier date as we and YA Global may mutually agree. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. In connection with any advance notice, if any portion of an advance would cause the beneficial ownership of our then outstanding common shares by YA Global to exceed 9.99% or to exceed the aggregate offering price or number of common shares available for issuance pursuant to our current Registration Statement or our Amended and Restated Articles of Incorporation, then such portion shall automatically be deemed to be withdrawn by us with no further action required by us.
     In addition to our issuance of common shares to YA Global pursuant to the Purchase Agreement, our Registration Statement on Form F–3 (File No. 333-153307) also covers the resale of those shares from time to time by YA Global to the public. In connection with YA Global’s sale of the common shares, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to YA Global may be deemed to be underwriting commissions or discounts. We have agreed in the Purchase Agreement to provide indemnification to YA Global against certain civil liabilities.
     YA Global has informed us that it will use an unaffiliated broker-dealer to effectuate all sales, if any, of common shares that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on the Nasdaq Global Market at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. YA Global has informed us that each such broker-dealer will receive commissions from YA Global which will not exceed customary brokerage commissions.
     Common shares may be sold in one or more of the following manners:
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	to a broker-dealer as principal and resale by the broker-dealer for its account; or
•	a combination of any such methods of sale.

     YA Global has agreed that during the term of the Purchase Agreement, neither YA Global nor any of its affiliates will engage in any short sales or hedging transactions with respect to our common shares or purchase any of our common shares except for common shares purchased in connection with the Purchase Agreement and provided that upon receipt of an advance notice YA Global may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.
     In addition, YA Global and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b–5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares by YA Global or any unaffiliated broker-dealer. Under these rules and regulations, YA Global and any unaffiliated broker-dealer:
•	may not engage in any stabilization activity in connection with our securities;
•	must furnish each broker which offers our common shares covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and
•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.
     These restrictions may affect the marketability of the common shares by YA Global and any unaffiliated broker-dealer.
     Sloan Securities Corp., or Sloan, a member of FINRA/SIPC, is acting as placement agent in connection with the sale of our common shares to YA Global under the Purchase Agreement. We have agreed to pay Sloan a placement fee of $50,000.
     We will report at least quarterly the number of common shares sold through YA Global under the Purchase Agreement, and the net proceeds to us, in connection with the sales of common shares.
     In connection with the offering of our common shares, each of Mr. Antonis Kandylidis, our Chief Executive Officer, and Mr. Michael Gregos, our Chief Operating Officer, have entered into a lock up agreement with YA Global pursuant to which such officers have agreed, on behalf of themselves and their respective affiliates, that such officers will not directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of our common stock held by them or securities convertible into or exchangeable for common stock, warrants or any rights to purchase or acquire, common stock during each period beginning on the 5th trading day immediately prior to the date on which any Advance Notice (as defined in the Purchase Agreement) is delivered by the Company and ending on the 5th trading day immediately following the Advance Settlement Date (as defined in the Purchase Agreement) with respect to common shares sold pursuant to such Advance Notice for so long as the Purchase Agreement is in effect.
     The offering of common shares pursuant to the Sales Agreement will terminate upon the earlier of (1) the sale of up to $147,885,850 of our common shares offered by this prospectus supplement, as may be amended or supplemented, (2) the termination of the Purchase Agreement by either YA Global or us and (3) February 1, 2011.

LEGAL MATTERS
     The validity of the securities offered by this prospectus supplement with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York.
EXPENSES
     The following are the estimated expenses of the issuance and distribution of the securities, in this offering, registered under the Registration Statement of which this prospectus supplement forms a part, excluding discounts payable on the gross proceeds from the sale of shares in this offering, all of which will be paid by us.

Legal fees and expenses	$50,000

Accounting fees and expenses	$100,000

Advisory agreement fee (1)	$115,000
Placement Agent Fee	$50,000
Miscellaneous	$30,000

Total:	$345,000

(1)	DVB Capital Markets LLC will be entitled to receive compensation from us equal to 5.0% of the aggregate discount and fee paid to YA Global pursuant to our agreement with DVB Capital Markets LLC.